August 15, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Suzanne Hayes
Dorrie Yale
Joseph McCann

Re:	Acucela Japan KK
Registration Statement on Form S-4 (File No. 333-210469)

Acceleration Request
Requested Date: August 17, 2016
Requested Time: 3:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, Acucela Japan KK (the “Company”) hereby respectfully requests that the above-referenced registration statement on Form S-4 (as amended, the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable, or at such later time as the Company may orally request via telephone call to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”).

The Company hereby authorizes each of Yoichiro Taku, Brian Keyes, Michael Nordtvedt and Bryan King of Wilson Sonsini Goodrich & Rosati, Professional Corporation, counsel to the Company, to make such request on its behalf.

In connection with the acceleration request, the Company hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

Securities and Exchange Commission

August 15, 2016

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of the effectiveness of the Registration Statement by telephone call to Yoichiro Taku or Bryan King, of Wilson Sonsini Goodrich & Rosati, Professional Corporation, at (650) 354-4251 or (206) 883-2535, respectively.

Please direct any questions or comments regarding this acceleration request to Yoichiro Taku or Bryan King at (650) 354-4251 or (206) 883-2535, respectively.

[Signature page follows]

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Securities and Exchange Commission

August 15, 2016

Sincerely,

ACUCELA JAPAN KK

/s/ John Gebhart
John Gebhart
Chief Financial Officer

cc:	Yoichiro Taku
Brian Keyes
Michael Nordtvedt
Bryan King
Wilson Sonsini Goodrich & Rosati, Professional Corporation